Exhibit 99.1
Contents
01 //
Presentation of the established Annual Financial Statements and the Management Report (including the comments on disclosures pursuant to §289 (4) German Commercial Code) for the 2007 financial year, with the Report of the Supervisory Board, presentation of the approved Consolidated Financial Statements and the Management Report (according to IFRS) (including the comments on disclosures pursuant to §315 (4) German Commercial Code) for the 2007 financial year 01
02
// Appropriation of distributable profit                     01
03 //
Ratification of the acts of management of the Management Board for the 2007 financial year 01
04 //
Ratification of the acts of management of the Supervisory Board for the 2007 financial year 01
05
// Election of the auditor for the 2008 financial year, interim accounts      01
06 //
Authorization to acquire own shares for trading purposes
(§71 (1) No. 7 German Stock Corporation Act)           01
07 //
Authorization to acquire own shares pursuant to §71 (1) No. 8 German
Stock Corporation Act as well as for their use                     02
08 //
Authorization to use derivatives within the framework of the purchase
of own shares pursuant to §71 (1) No. 8 German Stock Corporation Act      03
09 // Election to the Supervisory Board           03
10 //
Creation of new authorized capital (with the possibility of a capital increase
in kind) and amendment to the Articles of Association                     05
11 //
Authorization to issue participatory notes with warrants and/or convertible participatory notes, bonds with warrants and
convertible bonds, creation of conditional capital and amendment to the Articles of Association                     05
Ad Items 7 and 8: Report of the Management Board to the General Meeting pursuant
to §71 (1) No. 8 in conjunction with §186 (4) German Stock Corporation Act      09
Ad Item 10: Report of the Management Board to the General Meeting pursuant
to §203 (2) sentence 2 in conjunction with §186 (4) German Stock Corporation Act      11
Ad Item 11: Report of the Management Board to the General Meeting pursuant
to §221 (4) in conjunction with §186 (4) German Stock Corporation Act      11
Information relating to Agenda Item 9 pursuant to §125 (1) sentence 3
German Stock Corporation Act      13
Participation in the General Meeting      14
Information on Supervisory Board relationships, reportable shareholdings
and underwriting syndicate      16

Agenda
We take pleasure in inviting our shareholders to the Ordinary General Meeting in the Festhalle, Messe Frankfurt, Ludwig-Erhard-Anlage 1, 60327 Frankfurt am Main convened for Thursday, May 29, 2008, 10 a.m.
01
// PRESENTATION OF THE ESTABLISHED ANNUAL FINANCIAL STATEMENTS AND THE MANAGEMENT REPORT (INCLUDING THE COMMENTS ON DISCLOSURES PURSUANT TO §289 (4) GERMAN COMMERCIAL CODE) FOR THE 2007 FINANCIAL YEAR, WITH THE REPORT OF THE SUPERVISORY BOARD, PRESENTATION OF THE APPROVED CONSOLIDATED FINANCIAL STATEMENTS AND THE MANAGEMENT REPORT (ACCORDING TO IFRS) (INCLUDING THE COMMENTS ON DISCLOSURES PURSUANT TO §315 (4) GERMAN COMMERCIAL CODE) FOR THE 2007 FINANCIAL YEAR
02
// APPROPRIATION OF DISTRIBUTABLE PROFIT
Management Board and Supervisory Board propose that the distributable profit of €2,386,800,450.00 be used for payment of a dividend of €4.50 per no par value share on the 530,400,100 no par value shares eligible for payment of a dividend. In so far as own shares exist on the day of the General Meeting, the proposed resolution will be modified to the effect that the remaining amounts be carried forward to new account on the basis of an unchanged dividend payment of €4.50 per no par value share.
03 // RATIFICATION OF THE ACTS OF MANAGEMENT OF THE MANAGEMENT BOARD FOR THE 2007 FINANCIAL YEAR
Management Board and Supervisory Board propose that the acts of management be ratified.
04
// RATIFICATION OF THE ACTS OF MANAGEMENT OF THE SUPERVISORY BOARD FOR THE 2007 FINANCIAL YEAR
Management Board and Supervisory Board propose that the acts of management be ratified.
05
// ELECTION OF THE AUDITOR FOR THE 2008 FINANCIAL YEAR, INTERIM ACCOUNTS
The Supervisory Board proposes the following resolution:
KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, is appointed as auditor for the 2008 financial year.
KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, is also appointed auditor for the limited review of the condensed financial statements and the interim management report (§§37w (5), 37y No. 2 Securities Trading Act) as at June 30, 2008, and the consolidated interim financial statements (§340i (4) German Commercial Code) prepared before the Ordinary General Meeting in 2009.
06
// AUTHORIZATION TO ACQUIRE OWN SHARES FOR TRADING PURPOSES (§71 (1) NO. 7 GERMAN STOCK CORPORATION ACT)
Management Board and Supervisory Board propose the following resolution:
The company is authorized to buy and sell, for the purpose of securities trading, own shares on or before October 31, 2009, at prices which do not exceed or fall short of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the respective three preceding stock exchange trading days by more than 10%. In this context, the shares acquired for this purpose may not, at the end of any day, exceed 5% of the share capital of Deutsche Bank AG. The presently existing authorization given by the General Meeting on May 24, 2007, and valid until October 31, 2008, to purchase own shares for trading purposes will be cancelled with effect from the coming into force of the new authorization.
07
// AUTHORIZATION TO ACQUIRE OWN SHARES PURSUANT TO §71 (1) NO. 8 GERMAN STOCK CORPORATION ACT AS WELL AS FOR THEIR USE
Management Board and Supervisory Board propose the following resolution:
The company is authorized to buy, on or before October 31, 2009, its own shares in a total volume of up to 10% of the present share capital. Together with its own shares acquired for trading purposes and/or for other reasons and which are from time to time in the company’s possession or attributable to the company pursuant to §§71aff. German Stock Corporation Act, the own shares purchased on the basis of this authorization may not at any time exceed 10% of the company’s share capital. The own shares may be bought through a stock exchange or by means of a public purchase offer to all shareholders. The countervalue for the purchase of shares (excluding ancillary purchase costs) through a stock exchange may not exceed by more than 10% or fall short by more than 20% of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the obligation to purchase. In the case of a public purchase offer, it may not exceed by more than 15% or fall short by more than 10% of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the day of publication of the offer. If the volume of shares offered in a public purchase offer exceeds the planned buyback volume, acceptance must be in proportion to the shares offered in each case. The preferred acceptance of small quantities of up to 50 of the company’s shares offered for purchase per shareholder may be provided for.
The Management Board is authorized to dispose, with the Supervisory Board’s consent, of the purchased shares and of any shares purchased on the basis of previous authorizations pursuant to §71 (1) No. 8 German Stock Corporation Act through the stock exchange, by an offer to all shareholders or against contribution in kind with the exclusion of shareholders’ pre-emptive rights for the purpose of acquiring companies or shareholdings in companies. In addition, the Management Board is authorized, in case it disposes of acquired own shares by offer to all shareholders, to grant to the holders of the warrants, convertible bonds and convertible participatory rights issued by the company pre-emptive rights to the extent to which they would be entitled to such rights if they exercised their option and/or conversion rights. Shareholders’ pre-emptive rights are excluded for these cases and to this extent. The Management Board is also authorized to exclude shareholders’ pre-emptive rights in so far as the shares are to be used for the issue of staff shares to employees and retired employees of the company and of companies related to it, or in so far as they are to be used to service option rights on and/or rights or duties to purchase shares of the company granted to employees of the company and of companies related to it.
Furthermore, the Management Board is authorized to sell the shares to third parties against cash payment with the exclusion of shareholders’ pre-emptive rights if the purchase price is not substantially lower than the price of the shares on the stock exchange at the time of sale. This authorization may be utilized only if it has been ensured that the number of shares sold on the basis of this authorization together with shares issued from authorized capital with the exclusion of shareholders’ pre-emptive rights pursuant to §186 (3) sentence 4 German Stock Corporation Act does not exceed 10% of the company’s share capital at the time of the issue and/or sale of shares.
The Management Board is also authorized to cancel shares acquired on the basis of this authorization without the execution of this cancellation process requiring a further resolution by the General Meeting.
The presently existing authorization given by the General Meeting on May 24, 2007, and valid until October 31, 2008, to purchase own shares is cancelled with effect from the time when the new authorization comes into force.
08
// AUTHORIZATION TO USE DERIVATIVES WITHIN THE FRAMEWORK OF THE PURCHASE OF OWN SHARES PURSUANT TO §71 (1) NO. 8 GERMAN STOCK CORPORATION ACT
Management Board and Supervisory Board propose the following resolution:
The purchase of shares under the authorization to purchase own shares to be resolved under Agenda Item 7 may be executed, apart from in the ways described there, with the use of put and call options. The company may sell to third parties put options based on physical delivery and buy call options from third parties if it is ensured by the option conditions that these options are fulfilled only with shares which themselves were acquired subject to compliance with the principle of equal treatment. All share purchases based on put or call options are limited to shares in a maximum volume of 5% of the actual share capital at the time of the resolution by the General Meeting on this authorization. The maturities of the options must end no later than on October 31, 2009.

The purchase price to be paid for the shares upon exercise of the options may not exceed by more than 10% or fall short by more than 10% of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before conclusion of the respective option transaction in each case excluding ancillary purchase costs, but taking into account the option premium received or paid respectively.
The rules established for Agenda Item 7 apply to the sale and cancellation of shares acquired with the use of derivatives.
The authorization presently in force given by the General Meeting on May 24, 2007, and valid until October 31, 2008, to use derivatives in connection with the purchase of own shares is cancelled with effect from the time when the new authorization comes into force.
09
// ELECTION TO THE SUPERVISORY BOARD
The terms of office of all members of the Supervisory Board, with the exception of Dr. Theo Siegert, expire at the end of this General Meeting, so that nine out of ten shareholder representatives must be newly elected to the Supervisory Board. Pursuant to §§96 (1), 101 (1) German Stock Corporation Act and §7 (1) sentence 1 No. 3 Act concerning Co-Determination by Employees dated May 4, 1976, the Supervisory Board consists of ten members for the shareholders and ten members for the employees. In electing shareholder representatives, the General Meeting is not bound by election proposals. It is planned to conduct the Supervisory Board elections through individual voting.
The Supervisory Board proposes that the following shareholder representatives be elected to the Supervisory Board for the period until the end of the General Meeting that resolves on the ratification of the acts of management for the 2012 financial year:
1.
Dr. Clemens Börsig, presently Chairman of the Supervisory Board of Deutsche Bank AG, Frankfurt am Main
2.
Dr. Karl-Gerhard Eick, Deputy Chairman of the Board of Management of Deutsche Telekom AG, Cologne
3.
Prof. Dr. Henning Kagermann, Chairman and CEO of SAP AG, Hockenheim
4.
Suzanne Labarge, Vice Chairperson and Chief Risk Officer, retired, Royal Bank of Canada, Toronto
5.
Tilman Todenhöfer, Managing Partner of Robert Bosch Industrietreuhand KG, Stuttgart
6.
Werner Wenning, Chairman of the Board of Management of Bayer AG, Leverkusen
The Supervisory Board further proposes that the following shareholder representatives be elected to the Supervisory Board for the period until the end of the General Meeting that resolves on the ratification of the acts of management for the 2010 financial year:
7.
Sir Peter Job, presently member of the Supervisory Board of Deutsche Bank AG, London
8.
Prof. Dr. jur. Dr.-Ing. E.h. Heinrich von Pierer, member of Supervisory Boards, Erlangen
The Supervisory Board further proposes that the following shareholder representative be elected to the Supervisory Board for the period until the end of the General Meeting that resolves on the ratification of the acts of management for the 2011 financial year:
9.
Maurice Lévy, Chairman and Chief Executive Officer, Publicis Groupe S.A., Paris
Information regarding other mandates of the shareholder representatives proposed for election is to be found in the annex to this invitation.
Pursuant to No. 5.4.3 Sentence 3 of the German Corporate Governance Code, attention is drawn to the fact that, in case Dr. Börsig is re-elected to the Supervisory Board, it is intended that he be proposed as a candidate to become Chairman of the Supervisory Board.
10
// CREATION OF NEW AUTHORIZED CAPITAL (WITH THE POSSIBILITY OF A CAPITAL INCREASE IN KIND) AND AMENDMENT TO THE ARTICLES OF ASSOCIATION
Management Board and Supervisory Board propose the following resolution:
a)
The Management Board is authorized to increase the share capital on or before April 30, 2013, with the consent of the Supervisory Board, once or more than once, by up to a total of €140,000,000 through the issue of new shares against cash payment or contributions in kind. Shareholders are to be granted pre-emptive rights, but the Management Board is authorized to except broken amounts from shareholders’ pre-emptive rights and to exclude pre-emptive rights in so far as is necessary to grant to the holders of option rights, convertible bonds and convertible participatory rights issued by Deutsche Bank Aktiengesellschaft and its subsidiaries pre-emptive rights to new shares to the extent that they would be entitled to such rights after exercising their option or conversion rights. The Management Board is also authorized to exclude the pre-emptive rights with the consent of the Supervisory Board, if the capital increase against contributions in kind is carried out in order to acquire companies or shareholdings in companies. The new shares can also be taken up by banks specified by the Management Board with the obligation to offer them to shareholders (indirect pre-emptive right).
b)
In §4 of the Articles of Association, the present sub-paragraph (5) is deleted, as the period for the use of the authorized capital regulated there has expired.
The present sub-paragraphs (6) to (10) become sub-paragraphs (5) to (9) in unchanged sequence and the following new sub-paragraph (10) is added:
"(10) The Management Board is authorized to increase the share capital on or before April 30, 2013, with the consent of the Supervisory Board, once or more than once, by up to a total of €140,000,000 through the issue of new shares against cash payment or contributions in kind. Shareholders are to be granted pre-emptive rights, but the Management Board is authorized to except broken amounts from shareholders’ pre-emptive rights and to exclude pre-emptive rights in so far as is necessary to grant to the holders of option rights, convertible bonds and convertible participatory rights issued by Deutsche Bank Aktiengesellschaft and its subsidiaries pre-emptive rights to new shares to the extent that they would be entitled to such rights after exercising their option or conversion rights. The Management Board is also authorized to exclude the pre-emptive rights with the consent of the Supervisory Board, if the capital increase against contributions in kind is carried out in order to acquire companies or shareholdings in companies. The new shares may also be taken up by certain banks specified by the Management Board with the obligation to offer them to the shareholders (indirect pre-emptive right).”
11

// AUTHORIZATION TO ISSUE PARTICIPATORY NOTES WITH WARRANTS AND/OR CONVERTIBLE PARTICIPATORY NOTES, BONDS WITH WARRANTS AND CONVERTIBLE BONDS, CREATION OF CONDITIONAL CAPITAL AND AMENDMENT TO THE ARTICLES OF ASSOCIATION
Management Board and Supervisory Board propose the following resolution:
a)
The Management Board is authorized to issue bearer or registered participatory notes, once or more than once, on or before April 30, 2013. The participatory notes must meet the requirements of the German Banking Act, which call for capital paid up to grant participatory rights to be attributable to the company’s liable capital. Participatory notes may come with bearer warrants or as convertible participatory notes. The option and/or conversion rights entitle holders to buy shares of Deutsche Bank AG subject to the conditions of participatory notes with warrants and/or convertible participatory notes.
The Management Board is further authorized to issue bonds with warrants and/or convertible bonds with a fixed maturity of 20 years at the most or with a perpetual maturity, instead of or besides participatory notes, once or more than once, on or before April 30, 2013, and to grant the holders of bonds with warrants and the holders of convertible bonds option rights and conversion rights, respectively, to subscribe to new shares of Deutsche Bank AG subject to the conditions of bonds with warrants and of convertible bonds.
The total nominal amount of all participatory notes, bonds with warrants and convertible bonds to be issued under this authorization shall not exceed a total value of €9 billion. Option rights and/or conversion rights may only be issued in respect of shares of the company with a proportionate amount of share capital of up to a nominal sum of €150,000,000.
The participatory notes, bonds with warrants and convertible bonds (bonds with warrants and convertible bonds are also referred to together below as “Bonds” and together with participatory notes as “Rights”) may be issued in euro or in the official currency of an OECD member country, as long as the corresponding euro equivalent is not exceeded. Bonds with warrants and convertible bonds may also be issued by companies in which Deutsche Bank AG has a direct or indirect majority shareholding. In this case, the Management Board is authorized to assume on behalf of Deutsche Bank AG a guarantee for repayment of the bonds and to ensure that option and/or conversion rights are granted.
In case of the issue of participatory notes with warrants and/or bonds with warrants, one or more warrant(s) is/are attached to each participatory note and/or each bond, entitling the bearer to subscribe to new shares of Deutsche Bank AG subject to the conditions of warrants to be determined by the Management Board. The proportionate amount of share capital for shares that may be subscribed for each Right shall not exceed the nominal amount of the participatory notes with warrants and/or the bonds with warrants. The maturity of the option right shall not exceed 20 years.
In case of the issue of convertible participatory notes and/or convertible bonds made out to bearer, the holders of participatory notes and/or bonds receive the right to exchange their participatory notes and/or convertible bonds for new shares of Deutsche Bank AG subject to the conditions of participatory rights and/or conditions of bonds. The exchange ratio is obtained by dividing the nominal amount of a Right by the conversion price determined for one new share of Deutsche Bank AG (in case of a conversion obligation, the conversion price determined in the respective case). The exchange ratio may also be obtained by dividing the issue price of one Right, which is below the nominal amount, by the conversion price determined for one new share of Deutsche Bank AG. The proportionate amount of share capital for the shares to be issued upon conversion shall not exceed the nominal amount of the convertible participatory note and/or the convertible bond. The conditions of conversion may also establish a conversion obligation to convert at maturity or at some other point in tiime. In all cases, the conversion rights expire no later than 20 years after issuance of the convertible participatory notes and/or convertible bonds.
The conditions of participatory notes and/or the conditions of bonds may also stipulate whether and how the exchange ratio may be rounded to a full ratio, whether an additional amount is to be paid in cash or cash compensation is to be paid for broken amounts, and whether a certain date can be determined, by which the conversion and/or option rights can or must be exercised.
In so far as the bonds and/or participatory notes do not establish a conversion obligation, the option or conversion price corresponds to the lower of 130% of the volume-weighted average of the prices of the Deutsche Bank share in Xetra trading (or in a successor system replacing Xetra trading) on the Frankfurt Stock Exchange from the beginning of a placement with institutional investors until determination of the issue amount of the Rights (price-fixing) and 130% of the volume-weighted average of the prices of the Deutsche Bank share in Xetra trading (or in a successor system replacing Xetra trading) on the Frankfurt Stock Exchange during the last hour before price-fixing. If a placement with institutional investors does not take place before price-fixing, the option or conversion price corresponds to 130% of the volume-weighted average of the prices of the Deutsche Bank share in Xetra trading (or in a successor system replacing Xetra trading) on the Frankfurt Stock Exchange on the five trading days before the day of price-fixing. The lower of the two volume-weighted average figures in the case of a placement with institutional investotrs or — in the absence of such a placement before price-fixing — the volume-weighted average figure for the five trading days is also referred to below as “Reference Price”.
In case of the issue of participatory rights or bonds with a conversion obligation, the conversion price is equivalent to the following amount:
     —
100% of the Reference Price if the arithmetic mean of the closing prices of the company’s shares in Xetra trading (or a comparable successor system) on the Frankfurt Stock Exchange on the 20 trading days ending with the third trading day before the day of conversion is smaller than or equal to the Reference Price;
     —
125% of the Reference Price if the arithmetic mean of the closing prices of the company’s shares in Xetra trading (or a comparable successor system) on the Frankfurt Stock Exchange on the 20 trading days ending with the third trading day before the day of conversion is greater than or equal to 125% of the Reference Price;
     —
the arithmetic mean of the closing prices of the company’s shares in Xetra trading (or a comparable successor system) on the Frankfurt Stock Exchange on the 20 trading days ending with the third trading day before the day of conversion if this figure is greater than the Reference Price and smaller than 125% of the Reference Price;
     —
notwithstanding the above regulations, 125% of the Reference Price if the holder of the participatory rights or bonds makes use of an existing conversion right before the conversion obligation comes into effect.
The option and/or conversion price is reduced, notwithstanding §9 (1) German Stock Corporation Act, by virtue of a dilution protection clause subject to the conditions of options and/or the conditions of participatory notes or bonds by payment of a corresponding amount in cash upon exercise of the conversion right or by reduction of the additional payment if Deutsche Bank AG raises its share capital during the option or conversion period and grants its shareholders pre-emptive rights, issues further participatory notes, bonds with warrants or convertible bonds, or other option rights and holders of option and/or conversion rights are not granted pre-emptive rights on the scale to which they would be entitled after exercise of the option and/or conversion right. The conditions may also provide for an adjustment of the option and/or conversion right for the event of a capital reduction.
The conditions of participatory notes and/or the conditions of bonds may determine that, in case of the exercise of the option and/or conversion right, own shares of the company may also be granted. Furthermore, the possibility may also be created that the company, upon exercise of the option and/or conversion right, shall pay the equivalent in cash, which, subject to the conditions of participatory rights and/or conditions of bonds, corresponds to the average price of the Deutsche Bank share in the closing auction in Xetra trading (or a corresponding price-fixing in a successor system replacing Xetra trading) on the Frankfurt Stock Exchange on at least two consecutive trading days during a period of up to ten trading days after the declaration of conversion and/or exercise of the option.

In the case of the issue of Bonds, shareholders are in principle entitled to the statutory pre-emptive right. The Management Board is, however, authorized, with the consent of the Supervisory Board, to exclude shareholders’ pre-emptive rights in so far as the issue price is not substantially lower than the theoretical market value of the participatory notes, bonds with warrants or convertible bonds established using recognized actuarial methods. However, the total number of shares to be issued on the basis of Bonds under this authorization in accordance with §186 (3) sentence 4 German Stock Corporation Act (with exclusion of pre-emptive rights against cash deposits) together with other shares issued or sold pursuant to or in accordance with this statutory regulation during the validity of this authorization shall not exceed 10% of share capital at the time this authorization is exercised.
If the Management Board makes no use of this possibility, it is authorized, with the consent of the Supervisory Board, to exclude broken amounts arising as a result of the subscription ratio from shareholders’ pre-emptive rights and also to exclude pre-emptive rights to the extent necessary to grant the holders of option or conversion rights and/or the holders of convertible bonds and/or convertible participatory notes with a conversion obligation pre-emptive rights on the scale to which they would be entitled after exercise of the option or conversion rights and/or after fulfilling the conversion obligation.
The Rights may also be taken over by banks determined by the Management Board subject to the obligation to offer them to shareholders (indirect pre-emptive right).
The Management Board is authorized to determine, with the consent of the Supervisory Board, further details concerning the issuance and features of the issue, in particular the volume, timing, interest rate, issue price and maturity, or to do so in consultation with the management bodies of the affiliated company floating the issue.
b) Conditional capital
The share capital is increased conditionally by up to €150,000,000 through the issue of up to 58,593,750 new registered no par value shares. The conditional capital increase serves to grant rights to holders of participatory notes with warrants and/or convertible participatory notes, bonds with warrants and convertible bonds issued on or before April 30, 2013, in accordance with the authorization set out above under a) by the company or by a company in which Deutsche Bank AG has a direct or indirect majority shareholding. The new shares are issued at the conversion and/or option prices calculated in each case in accordance with a). The conditional capital increase shall only be carried out to the extent to which these rights are exercised or holders with an obligation to convert fulfil their conversion obligations. The new shares are entitled to a dividend from the beginning of the financial year in which they are created by exercise of conversion rights and/or option rights or by the fulfilment of conversion obligations. The Management Board is authorized to determine further details concerning execution of the conditional capital increase.
c) Amendment to the Articles of Association
     The following new sub-paragraph (11) is added to §4 of the Articles of Association:
     "(11)
The share capital is conditionally increased by up to €150,000,000 through the issue of up to 58,593,750 new registered no par value shares. The conditional capital increase will only be carried out in so far as
a)
the holders of conversion rights or warrants linked with participatory notes or convertible bonds or bonds with warrants, to be issued on or before April 30, 2013, by Deutsche Bank Aktiengesellschaft or companies in which it has a direct or indirect majority shareholding, make use of their conversion or option rights, or
b)
the holders with conversion obligations of convertible participatory notes or convertible bonds to be issued on or before April 30, 2013, by Deutsche Bank Aktiengesellschaft or by companies in which it has a direct or indirect majority shareholding, fulfil their obligation to convert.
The new shares are entitled to a dividend from the beginning of the financial year in which they are created by exercise of conversion or option rights or by the fulfilment of the obligation to convert.”
AD ITEMS 7 AND 8: REPORT OF THE MANAGEMENT BOARD TO THE GENERAL MEETING -PURSUANT TO §71 (1) NO.8 IN CONJUNCTION WITH §186 (4) GERMAN STOCK CORPORATION ACT
In Item 7 of the Agenda, Deutsche Bank AG is authorized to purchase its own shares; Item 8 of the Agenda regulates the possibility of purchasing own shares with the help of derivatives.
The use of put and call options for the purchase of own shares gives the company the possibility of optimizing a buyback. It is only intended, as shown by the specific limitation to 5% of share capital, to broaden the range of instruments available for share buybacks. Both the regulations governing the structure of the options and the regulations governing the shares suitable for delivery ensure that account is also taken of the principle of equal treatment of shareholders in this form of purchase.
The possibility of re-selling own shares enables them to be used for the renewed procurement of capital. Besides sale through the stock exchange or by offer to all shareholders — both of which would ensure equal treatment of shareholders under the legal definition — the proposed resolution also provides that the own shares are at the company’s disposal to be offered as consideration for the acquisition of companies or shareholdings in companies subject to the exclusion of shareholders’ pre-emptive rights. This is intended to enable the company to react quickly and successfully on national and international markets to advantageous offers or to other opportunities to acquire companies or shareholdings in companies. It is not uncommon in the course of negotiations to have to provide shares instead of cash as consideration. This authorization takes account of that.
Over and above this, the authorization makes it possible, in case of a sale of the shares by offer to all shareholders, to partially exclude shareholders’ pre-emptive rights in favour of holders of warrants, convertible bonds and convertible participatory rights. This has the advantage that, if the authorization is utilized, the option and/or conversion price does not have to be reduced in accordance with the conditions of warrants and/or conversion for the holders of existing option rights and/or conversion rights.
In addition, the authorization makes it possible to use the shares as staff shares for employees and retired employees or to service option rights granted to employees. For these purposes, the company disposes, as the case may be, over authorized and conditional capital and/or creates such capital, as the case may be, together with the respective authorization. In part the possibility of a cash payment in connection with the granting of option rights is foreseen. The use of existing own shares instead of a capital increase or cash payment may make economic sense; the authorization is intended to increase the available scope in this respect. The situation is similar in cases where purchase rights or duties relating to shares of Deutsche Bank AG are granted to employees as an element of compensation. In this context, the price risk that might otherwise materialize can also be effectively controlled by the use of own shares purchased. The respective exclusion of shareholders’ pre-emptive rights is also required for this use of purchased shares.
Finally, Management is also to be given the possibility of excluding pre-emptive rights pursuant to §186 (3) sentence 4 German Stock Corporation Act with respect to the re-sale of the shares purchased on the basis of this authorization. This statutory possibility of excluding pre-emptive rights enables Management to take advantage of favourable stock market situations without delay and, by determining a price close to market, to obtain the highest possible issue price and thus to strengthen capital and reserves to the greatest extent possible. This possibility is particularly important to banks in view of the special equity capital requirements they are subject to. The utilization of this possibility, also for own shares, enlarges the scope for strengthening capital, even at times when markets are not particularly receptive. The authorization ensures that, even together with the utilization of authorized capital, no more than 10% of the share capital can be sold or issued subject to the exclusion of shareholders’ pre-emptive rights on the basis of §186 (3) sentence 4 German Stock Corporation Act. Management will keep any mark-down on the stock market price as low as possible. It will probably be limited to a maximum of 3%, but will not in any event exceed 5%.

AD ITEM 10: REPORT OF THE MANAGEMENT BOARD TO THE GENERAL MEETING PURSUANT TO §203 (2) SENTENCE 2 IN CONJUNCTION WITH §186 (4) GERMAN STOCK CORPORATION ACT:
The authorization requested under Item 10 of the Agenda is intended to sustain and broaden the bank’s equity capital base and replaces authorized capital which expired on April 30, 2008, in the amount of €128,000,000 with an almost identical structure. The availability of appropriate equity capital is the basis for the bank’s business development. Even though the bank has adequate equity capital resources at its disposal at the present time, it must have the necessary scope to be able to obtain equity capital at any time and in accordance with the market situation at the given time.
The authorization requested under Item 10 of the Agenda is intended to create authorized capital in the amount of €140,000,000, in the utilization of which shareholders in principle have pre-emptive rights. The exclusion of pre-emptive rights for broken amounts permits utilization of the requested authorization in round amounts while retaining a simple subscription ratio. This facilitates the processing of shareholders’ pre-emptive rights. The exclusion of pre-emptive rights in favour of holders of option rights, convertible bonds and convertible participatory rights has the advantage that, if the authorization is utilized, the option and/or conversion price does not have to be reduced for the holders of existing option rights, convertible participatory rights and/or convertible bonds in accordance with the respective conditions of options and conversion.
The additional possibility of excluding pre-emptive rights in case of a capital increase in kind is designed to put the Management Board, with the consent of the Supervisory Board, in a position to acquire companies or shareholdings in companies in appropriate instances in return for shares of Deutsche Bank AG. This is intended to enable the bank to react quickly and successfully on national and international markets to advantageous offers or to other opportunities to acquire companies or shareholdings in companies which conduct similar or related business or business which is appropriate within the scope of our activities. It is not uncommon in the course of negotiations to have to provide shares instead of cash as consideration. To be able to make such acquisitions at short notice if needed, the bank must have the means to carry out a capital increase in kind, under exclusion of pre-emptive rights. The issue price of the new shares is fixed by the Management Board, with the consent of the Supervisory Board, taking into account the interests of the company and its shareholders. With a total volume of up to 54,687,500 shares, roughly 10.3% of present share capital is available for this purpose; together with capital already authorized for the same purposes, which expires on April 30, 2011, the authorized capital amounts which include the possibility of contributions in kind account for roughly 19.8% of the present share capital.
AD ITEM 11: REPORT OF THE MANAGEMENT BOARD TO THE GENERAL MEETING PURSUANT TO §221 (4) IN CONJUNCTION WITH §186 (4) GERMAN STOCK CORPORATION ACT
The availability of appropriate equity capital is the basis for the bank’s business development. The Ger-man Banking Act divides the bank’s share capital into core capital and supplementary capital. Core capital includes share capital and reserves, and also, under certain circumstances, convertible bonds subject to an obligation to convert. Supplementary capital can be made up largely of participatory note capital, subordinated liabilities and revaluation reserves. Even though the bank has adequate equity capital resources at its disposal at the present time, it must have the necessary scope to be able to obtain equity capital at any time and in accordance with the market situation at the given time.
The authorization requested under Item 11 is intended to give the bank a new basis for the issue of option rights or convertible participatory rights and/or convertible bonds, enabling it to make use of these instruments at any time, even after expiry of the current authorization at the end of April 2009.
The bank can create supplementary capital by issuing subordinated option rights or convertible participatory rights under the proposed authorization. Under certain circumstances, bonds with warrants or convertible bonds may also offer attractive financing options, which the authorization intends to make available. The possibility of making convertible participatory rights and convertible bonds subject to a conversion obligation in certain cases broadens the scope for using financial instruments of this kind. In this connection, the bank should be able to access the German or international capital markets, depending on the market situation, possibly through its subsidiaries, to issue bonds in euros as well as in the official currency of an OECD country. In principle, shareholders are entitled to pre-emptive rights; however, this entitlement may be excluded with the consent of the Supervisory Board, provided the shares are issued at prices not substantially lower than the theoretical market value. The possibility of excluding pre-emptive rights gives the bank flexibility to react quickly to any favourable stock market situations that may arise.
Pursuant to §221 (4) Sentence 2 German Stock Corporation Act, the provisions of §186 (3) 3 Sentence 4 German Stock Corporation Act apply analogously to the exclusion of pre-emptive rights when convertible bonds or bonds with warrants are issued. On the basis of the explicit restrictions that form part of the authorization, the limit of 10% of share capital prescribed there for the exclusion of pre-emptive rights is not exceeded, even in combination with the utilization of authorized capital or sales of own shares.
It also follows from §186 (3) Sentence 4 German Stock Corporation Act that the issue price may not be substantially lower than the market price. This is intended to ensure that the value of a shareholder’s share is not substantially diluted (price mark-down). Whether or not such a dilution effect has arisen can be mathematically calculated by comparing the arithmetic market value of a bond issue with the issue price. In determining the price in line with the capital market situation at any given time, the Management Board will keep any mark-down on the stock market price as low as possible. Thus the arithmetic market value of a pre-emptive right will fall to nearly zero, thereby ensuring that no appreciable economic damage arises for shareholders through the exclusion of pre-emptive rights. They also have the possibility of maintaining their share in the company’s share capital at almost the same conditions by acquiring the necessary shares on the stock exchange.
Apart from this, the envisaged exclusion of pre-emptive rights for broken amounts permits utilization of the requested authorization in round amounts and facilitates the execution of the capital increase. The exclusion of pre-emptive rights in favour of holders or creditors of option rights or convertible rights, or convertible participatory rights and convertible bonds subject to a conversion obligation, has the advantage that, if the authorization is utilized, the option and/or conversion price does not have to be reduced for the holders or creditors of existing option rights or convertible participatory rights and/or convertible bonds (possibly subject to a conversion obligation) in accordance with the respective conditions of options and conversion.
The conditional capital (€150,000,000) is needed to fulfil the option rights, conversion rights and/or conversion obligations for Deutsche Bank shares relating to participatory notes, bonds with warrants and convertible bonds.
INFORMATION RELATING TO AGENDA ITEM 9 PURSUANT TO §125 (1) SENTENCE 3 GERMAN STOCK CORPORATION ACT
The shareholder representatives proposed for election under Agenda Item 9 are members of the Supervisory Board at the companies listed under a) and members of a comparable management body at the companies listed under b).
1. Dr. Clemens Börsig:
     a) Bayer AG, Daimler AG, Deutsche Lufthansa AG (until April 29, 2008), Linde AG
2. Dr. Karl-Gerhard Eick:
     a)
Corpus Immobiliengruppe GmbH & Co. KG, DeTe Immobilien Deutsche Telekom Immobilien und Service GmbH, FC Bayern München AG, T-Mobile International AG, T-Systems Business Services GmbH, T-Systems Enterprise Services GmbH
3. Prof. Dr. Henning Kagermann:
a) Münchener Rückversicherungs-Gesellschaft AG
b) Nokia Corporation
4. Suzanne Labarge:
     b) Coca-Cola Enterprises Inc.
5. Tilman Todenhöfer:
a) Carl Zeiss AG, Robert Bosch GmbH, Schott AG
b) Carl Zeiss-Stiftung, Robert Bosch Internationale Beteiligungen AG
6. Werner Wenning:
     a)

Henkel KGaA, Evonik Industries AG, E.ON AG (proposed for election by the AGM on April 30, 2008); Bayer Schering Pharma AG (Chairman)
7. Sir Peter Job:
     b) Mathon Systems, Royal Dutch Shell plc, Schroders plc, Tibco Software Inc.
8. Prof. Dr. jur. Dr.-Ing. E.h. Heinrich von Pierer:
     a)
Hochtief AG, Münchener Rückversicherungs-Gesellschaft AG, ThyssenKrupp AG, Volkswagen AG (until April 24, 2008)
     b) Koç Holding A.S.
9. Maurice Lévy:
     b)
Medias et Régies Europe S.A., Fallon Group Inc., Publicis Conseil SA, Publicis USA Holdings Inc., Zenith Optimedia Group Ltd.
PARTICIPATION IN THE GENERAL MEETING
The company’s share capital presently amounts to €1,358,148,764.16 and is divided up into 530,526,861 shares, of which, as things stand at present, after deduction of 30,019,035 own shares, 500,507,826 are eligible to vote at the General Meeting.
Pursuant to §17 of the Articles of Association, shareholders who are recorded in the share register and notify their intention to participate by no later than May 26, 2008, either electronically via the Internet website specified in the letter to registered shareholders, or in writing to the following address or to another address specified by Deutsche Bank AG in connection with the announcement of the General Meeting, are entitled to participate in the General Meeting and to exercise their voting rights:
Deutsche Bank AG
Aktionaersservice
Postfach 940003
69940 Mannheim
Shareholders registered in the share register may also have their voting rights exercised by a representative with a written power of attorney, e.g. a bank or a shareholders’ association. In this case, the representatives must be notified to the company in good time. A written power of attorney may also be evidenced by fax. Deutsche Bank AG reserves the right to request presentation of the original document in individual cases.
Deutsche Bank AG also offers its shareholders the possibility of being represented by employees of the company as their representatives at the General Meeting. In this case, powers of attorney and instructions can be issued either in writing or via the Internet. The details are given in the documents sent to shareholders.
Admission cards and voting cards will be issued to shareholders and representatives authorized to participate.
If you wish to receive documents or submit proposals for the General Meeting, please send your requests in this connection to the following address only:
Deutsche Bank AG
Corporate Secretariat
60262 Frankfurt am Main
Fax No. 069910-34532
Shareholders’ proposals which have to be made accessible will be published at the following Internet address without delay after their receipt:
www.deutsche-bank.com/general-meeting
This applies in particular to properly submitted counterproposals and election proposals which we receive by the end of May 14, 2008. Any comments by Management will also be published at the Internet address stated above.
Further information on the General Meeting can be found on the Internet at
www.deutsche-bank.com/general-meeting.
Frankfurt am Main, March 2008
Deutsche Bank AG
The Management Board
INFORMATION ON SUPERVISORY BOARD RELATIONSHIPS, REPORTABLE SHAREHOLDINGS AND UNDERWRITING SYNDICATE
§128 (2) sentence 8 Stock Corporation Act in the version valid since 2001 requires us to file the -following, in part very technical sounding, information:
1.
The members of the Supervisory Board of Deutsche Bank AG include seven employees of Deutsche Bank AG and two employees of Deutsche Bank Privat- und Geschäftskunden AG as representatives of the employees.
2.
Members of the Management Board and/or employees of Deutsche Bank AG are members of the Supervisory Boards of the following German depositary banks:
Deutsche Bank Privat- und Geschäftskunden AG
Berliner Bank Beteiligungs AG
norisbank GmbH
3.
Shareholdings held by banks in Deutsche Bank AG and reportable pursuant to §21 Securities Trading Act have been notified to us as follows:
     UBS AG, Zürich, Switzerland 4.07% (November 27, 2007)
4.
The members of the most recent underwriting syndicate which also included participants from outside the Group (EUR 1,250 million Floating Rate Note 2008—2011) comprised the following banks:
Deutsche Bank AG
Daiwa Securities SMBC Europe Ltd.
DZ Bank AG Deutsche Zentral-Genossenschaftsbank
ING Belgium SA/NV
Natixis Banques Populaires